Nuveen Fund Advisors, Inc.

333 West Wacker Drive

Chicago, IL 60606

Phone: 312-917-7700

www.nuveen.com

March 22, 2011

OVERNIGHT DELIVERY AND EDGAR

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen California Dividend Advantage Municipal Fund 2

Registration Statement on Form N-2

File Nos. 333-169207 and 811-10197

Dear Mr. Grzeskiewicz:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Nuveen California Dividend Advantage Municipal Fund 2 (the “Fund”) hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it will become effective by 10:00 a.m., Eastern Time, on March 24, 2011 or as soon thereafter as practicable.

The Fund also hereby requests that effectiveness of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, be accelerated to be concurrent with the effectiveness of the above-captioned Registration Statement.

Sincerely,

NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND 2

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary